

Mike Lasinski · 3rd

Senior Managing Director at Ankura

Greater Detroit Area · 500+ connections · Contact info

Ankura

University of Michiga
Stephen M. Ross Scl

Experience

Senior Managing Director

Ankura · Full-time

Dec 2019 – Present · 8 mos

Ann Arbor & Chicago

Michael Lasinski leads the Intellectual Property Disputes and Consulting Practice at Ankura. The IP Group focuses on the economic, licensing and damages aspects of disputes in the area of patent, trademark, trade secret, breach of contract, tax, bankruptcy and other disputes in state, federal and international courts and arbitrations.

Past President

Licensing Executives Society

Sep 2010 – Dec 2019 · 9 yrs 4 mos

As President of the Licensing Executives Society, Mr. Lasinski was responsible for managing the Society's board activitities, developing its strategic vision and providing its members with high-quality educational and networking opportunities. Mr. Lasinski also was the primary contact for the Societies views on key issues related to intellectual property develop ...see mor

Michael Lasinski CV - October 2015

Managing Director, CEO
284 Partners, LLC
Jun 2010 – Dec 2019 · 9 yrs 7 mos

284 PARTNERS IS DEDICATED TO ADVISING CLIENTS & COUNSEL ON FINANCIAL ASPECTS OF INTELLECTUAL PROPERTY — including valuation, litigation consulting, IP strategy, and IP transactions. Our core competency is that we understand how IP can create value in products, companies, and markets. Our professionals have provided clients with economic an(…see mor

Managing Director
Capstone Advisory Group
Apr 2009 – Jun 2010 · 1 yr 3 mos

Business valuation, intellectual property valuation, solvency opinions and other valuation/litigation support services.

Managing Director
Ocean Tomo, LLC
Dec 2004 – Mar 2009 · 4 yrs 4 mos

Managing Director and head of the valuation business unit for Ocean Tomo.

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Education

University of Michigan - Stephen M. Ross School of Business
MBA, Finance, Accounting
1991 – 1994

Graduated with High Honors

University of Michigan
B.S.E.E., Electrical Engineering
1987 – 1989
Activities and Societies: Graduated Summa Cum Laude

Bishop Foley High School

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Licenses & Certifications

Certified Financial Forensics
American Institute of Certified Public Accountants
Issued Sep 2010 · No Expiration Date

Certified Licensing Professional
Licensing Executives Society
Issued Aug 2009 · No Expiration Date

Certified Public Accountant
State of Illinois
Issued Sep 1995 · No Expiration Date
Credential ID 065.024318